Filed by InBev Participações Societárias S.A.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Issuer: InBev Participações Societárias S.A.
Subject Company: Companhia de Bebidas das Américas—Ambev
(Commission File No.: 001-15194)

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 1

AMBEV REPORTS 2012 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, February 27, 2013 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; NYSE: ABV, ABVc] announces today its results for the fourth quarter and full year 2012 results. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our financial information for the twelve-month period ended December 31, 2012 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Net revenues were up 13.7% in the quarter, leading to 12.4% better top line results for FY 2012, which represents an improvement versus 2011, when top line grew 9.9%.  Likewise, total volumes were above last year’s performance (+2.0% for FY 2012, up from +0.8% in 2011) while also resuming growth in the short-term (+1.7% during Q4 2012) thanks primarily to a quick volume recovery in our Brazilian operations following our Q3 2012 price increases.  Net revenue per hectoliter (NR/Hl) ended the year up 11.5% as compared to Q4 2011 (+10.0% in FY 2012) given better pricing performance in Brazil, but also in LAS and Canada, helping offset low-single digit negative volumes in these two international operations.  Meanwhile, HILA-ex wrapped up its game-changing year with the acquisition of Cervecería Nacional Dominicana by also delivering 7.7% organic top line growth for the year.

Cost of Goods Sold (COGS): COGS increased 13.4% in Q4 2012 and 10.2% for the year, whereas on a per hectoliter basis, costs grew 11.1% and 7.9%, respectively.  In the fourth quarter we continued to suffer from greater barley, aluminum and sugar costs, as well as negative package mix, while currency hedges were less of a tailwind.  In addition, increased industrial depreciation resulting from capital expenditures in Brazil was once again a relevant factor.  Accordingly, COGS/Hl (excluding depreciation) rose by 9.8% in Q4 2012 and 7.1% in FY 2012, which was in line with the average inflation in the countries where we operate.

Selling, General & Administrative (SG&A) expenses: SG&A (excluding depreciation and amortization) growth decelerated as compared to the first three quarters of the year, and grew 7.7% in the quarter (+13.0% for the year).  Q4 2012 performance was positively impacted by lower administrative expenses (mainly bonus accruals due to a favorable comparison with Q4 2011) primarily in Brazil, combined with lower commercial spend in Canada versus prior quarters.  On the other hand, we continued to witness labor-related inflationary pressures on our distribution expenses in Argentina and Brazil, while we also decided to continue investing behind our brands to support our commercial initiatives during peak season in Brazil and LAS.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA grew 15.7% in the quarter, reaching R$ 5,511.6 million.  As a result, we delivered R$ 15,679.0 million of Normalized EBITDA in FY 2012, which represents a 13.6% improvement against FY 2011.  EBITDA performance in the quarter was mostly driven by Brazil and LAS’ double-digit, top line-led growth, though Canada managed to deliver positive EBITDA growth despite negative volumes, and HILA contributed with R$ 117.7 million of EBITDA (R$ 204.9 million for FY 2012 as compared to -R$ 24.5 million during 2011).  Moreover, our strong finish to the year allowed us to achieve expansion in both Gross and EBITDA margins for the quarter (+10 bps and +90 bps, respectively) and for the year (+60 bps and +50 bps, respectively).

Operating Cash generation and Profit: Cash generated from our operations in Q4 2012 rose 27.8% versus the same period last year, totaling R$ 7,401.4 million (R$ 15,774.2 for the year, which was 14.4% higher than FY 2011).  In terms of profits, through the combination of the aforementioned EBITDA growth and a lower effective tax rate, our Normalized Profit in the quarter reached R$ 3,734.4 million and Normalized Earnings Per Share (EPS) were R$ 1.19.  For the full year, Normalized Profit totaled R$ 10,558.5 million and Normalized EPS were R$ 3.38.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2011 (Q4 2011) or full year 2011 (FY 2011), as the case may be. Values in this release may not add up due to rounding.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 2

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	4Q11	4Q12	Reported	Organic	FY11	FY12	Reported	Organic
Total volumes	48,145.5	49,700.3	3.2%	1.7%	165,043.9	169,839.4	2.9%	2.0%
Beer	34,553.6	35,990.8	4.2%	2.0%	118,729.8	122,478.6	3.2%	1.9%
CSD and NANC	13,591.9	13,709.5	0.9%	0.9%	46,314.2	47,360.8	2.3%	2.0%

Net sales	8,378.4	10,133.9	21.0%	13.7%	27,126.7	32,231.0	18.8%	12.4%
Gross profit	5,841.1	7,077.4	21.2%	13.9%	18,333.4	21,939.5	19.7%	13.4%
Gross margin	69.7%	69.8%	10 bps	10 bps	67.6%	68.1%	50 bps	60 bps
EBITDA	4,492.7	5,497.7	22.4%	16.1%	13,164.2	15,628.6	18.7%	13.3%
EBITDA margin	53.6%	54.3%	70 bps	110 bps	48.5%	48.5%	bps	40 bps
Normalized EBITDA	4,506.1	5,511.6	22.3%	15.7%	13,141.1	15,679.0	19.3%	13.6%
Normalized EBITDA margin	53.8%	54.4%	60 bps	90 bps	48.4%	48.6%	20 bps	50 bps
Profit - Ambev holders	3,032.5	3,720.4	22.7%		8,641.0	10,508.1	21.6%
Normalized profit - Ambev holders	3,046.0	3,734.4	22.6%		8,617.9	10,558.5	22.5%
No. of share outstanding (millions)	3,117.2	3,126.9			3,117.2	3,126.9
EPS (R$/shares)	0.97	1.19	22.3%		2.77	3.36	21.2%
Normalized EPS	0.98	1.19	22.2%		2.76	3.38	22.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

CAPEX, Pay-out and Financial discipline: During the fourth quarter we invested a total of R$ 1,054.6 million in capital expenditures, giving us R$ 3,014.0 million for the year, of which R$ 2,141.0 million were invested in Brazil alone.  In October 2012 we paid approximately R$ 1.7 billion in dividends and IOC, and ended Q4 2012 with a net cash position of R$ 6,258.9 million.  Such position, however, does not account for the dividend and IOC payments of about R$ 3.0 billion (which took place as from January 21, 2013) plus an additional R$ 2.1 billion to be distributed as from March 28, 2013, as announced on February 26, 2013.

Management Comments

Our fourth quarter results gave us the sort of ending for the year we expected and worked very hard to deliver: R$ 5,511.6 million of EBITDA (+15.7% versus the same period last year), with 13.7% top line growth sufficient to offset COGS pressure (+13.4%), helped by lower growth in SG&A expenses (+7.0%) as compared to earlier in the year.  EBITDA margin stood at 54.4%, an expansion of 90 bps.

How we delivered this performance is as important.  Accordingly,

•         Commercial strategy in Brazil continues to deliver.  Volumes in Brazil rebounded following the price increases of Q3 2012, with CSD&NANC volume growth (+5.1%) ahead of beer volume growth (+2.9%) thanks to steady market share gains on top of the record levels set in 2011 (+20 bps in the quarter, arriving at an average of 18.1%; +10 bps for FY 2012 also at 18.1%).  Our efforts behind innovation, regional expansion in the North and Northeast, premium products and returnable glass bottles have proven to be successful;

•         International operations with steady performance.  Top line performance in LAS and Canada was supported not only through pricing (LAS net revenue per hectoliter increased 24.5% while Canada was +1.7% higher than Q4 2011) but also healthy brand preference and encouraging market share performance of the Quilmes family and Stella Artois in Argentina, Bud Light and Michelob Ultra in Canada;

•         Integration of breakthrough acquisition in HILA-ex on track.  The integration of the newly-acquired business of Cervecería Nacional Dominicana (CND) continues making progress and was responsible for the bulk of HILA-ex’s R$ 117.7 million of EBITDA and 24.8% EBITDA margin during Q4 2012; and,

•         Great people, management capabilities.  Having a team that was committed as ever to the plans we had in place and showed the appropriate resolve in implementing them until the very end of the year.  Simply put, our People were decisive in delivering 13.6% EBITDA growth with improved profitability (+50 bps in EBITDA margin) in a year marked by federal excise taxes increase for a second straight year in Brazil, concerns surrounding consumption trends in Brazil and elsewhere, and tough macroeconomic environments in many countries where we operate, such as Argentina.  Nevertheless, volumes continued growing (+2.0% in FY 2012) and ahead of last year’s pace, with a price/mix balance that led to EBITDA performance fully in line with the average of the last three years.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 3

Looking at our divisional performance:

•         Brazil.  EBITDA grew 15.8% in Q4 2012 to R$ 3,855.6 million, delivering an EBITDA margin expansion of 70 bps while gross margin remained flat.

o       Net revenue for the country grew 14.3% in Q4 2012, with volumes 3.5% ahead of Q4 2011 and net revenue per hectoliter +10.4%.

▪         We estimate that the beer industry grew 4.7% in the quarter (+3.2% for FY 2012) and the CSD industry was up 3.0% in Q4 2012 (+3.9% in the full year) due to favorable disposable income (i.e., minimum wage growth, low unemployment levels) and weather (i.e., generally warmer with less rainfall) offsetting higher pricing in the marketplace.

▪          As for our market share, we averaged 67.9% in beer for the quarter (-120 bps vs. 4Q 2011; 68.5% for the year, which represented a 50 bps loss YoY) while 18.1% in CSD (+20 bps compared to the prior year; 18.1% in FY 2012, up +10 bps).  With respect to beer in particular, though our performance against last year was impacted by the price increases, towards the end of the quarter market share began recovering on a sequential basis, ending the year at 68.2%.

▪         Pricing performance in the quarter benefited from the earlier pricing than the year before (as from Q3 2012), higher weight of direct distribution (~65% for beer and CSD&NANC combined) and accelerated growth of beer premium volumes (+21.4%).  For the year, net revenue per hl in Brazil grew 9.3%, as per our high-single digit guidance.

▪         Our commercial strategies were instrumental volume drivers:

•         innovation was led by Antarctica Sub-Zero and the newly-launched 550 ml can for Skol and Brahma,

•         North and Northeast volumes continued to outgrow the rest of the country,

•         Premium volumes enjoyed growth across our top four brands Bohemia, Original, Budweiser and Stella Artois, and

•         The 300 ml returnable glass bottle for beer and 1 liter returnable glass bottle for Guaraná Antarctica roll-outs into new areas in the Southeast and Northeast were the top performers.

o       Brazil COGS/hl rose 10.4% in the fourth quarter, which translated into 6.6% growth for the full year, slightly ahead of inflation and higher than what we expected as a result of a higher than anticipated mix of more expensive one-way volumes.  In Q4 2012, our higher commodity hedges were once again partially offset by favorable currency hedges; and a higher industrial depreciation also explained the growth versus 2011 (COGS/Hl excluding depreciation actually grew 8.6% in Q4 2012; 4.4% for FY 2012).

o       SG&A increased 6.8% in Q4 2012 (+13.7% in FY 2012).  The lower pace of SG&A growth in the quarter is mainly a product of higher sales and marketing expenses to support our commercial and brand strategy going into the summer season, greater distribution costs linked to higher direct distribution and labor inflation (though we continued to benefit from a more balanced supply chain footprint), but a relevant decline in administrative expenses (mainly bonus accruals) as compared to Q4 2011.

•         HILA-ex.  EBITDA for the region was R$ 117.7 million in Q4 2012, while EBITDA margin jumped to 24.8%.  We completed the year by delivering a total of R$ 204.9 million of EBITDA, with an EBITDA margin of 15.3%, which was undoubtedly transformational for the division, but is still far from the type of long-term EBITDA contribution and profitability levels we believe we can achieve over time.

o    Revenue and cost synergies stemming from our integration efforts in the Dominican Republic were the primary source of EBITDA growth in the quarter and the year.  Organically, HILA-ex net revenue grew 1.7% in the quarter, with volumes up 3.1% driven primarily by our operations in Guatemala, where we doubled our market share achieving close to 30% in Q4 2012.

•          LAS.  We delivered EBITDA of R$1,084.8 million (+28.0%) in the fourth quarter, with gross margins expanding 280 bps and EBITDA margin expansion of 310 bps, leading to double-digit EBITDA growth (+21.6%) for the year, as anticipated.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 4

o       Volume performance declined 3.2%, adversely impacted by industry decline in Argentina, while the top line grew by 20.6% driven by net revenue per hectoliter growth of 24.5%.  And in Argentina we remained active in the marketplace despite the tough macroeconomic environment: innovation volume performance with Quilmes 1890, Quilmes Night and the new 1 liter returnable glass bottle, and premium volumes led by Stella Artois stood out.

•         Canada.  EBITDA grew 0.9% in the quarter, reaching R$ 453.5 million.  Gross margins contracted by 40 bps, but EBITDA margins expanded 50 bps to 44.0%.  In FY 2012, Labatt delivered 0.7% of EBITDA growth.

o      We experienced volume decline of 2.1% in the quarter (-0.5% for the year) given tough comparison with a favorable industry in Q4 2011 and the hockey lock-out.  Market share averaged 40.5% for the quarter (-10 bps versus Q4 2011; 40.6% for all of 2012, which is -20 bps against the previous year).  Our brand performance among light beers, with Bud Light growing market share, and through new product launches, namely Michelob Ultra earlier in the year, helped us retain our leading position in the Canadian market.  Moreover, our net revenue per hectoliter performance remained positive, growing 1.7% in the quarter and 2.0% for FY 2012.

2013 Outlook

In the last couple of years our ability to deliver solid top line and EBITDA growth amid a difficult to predict macroeconomic environment and higher taxes was put to the test, particularly in Brazil.  2013 presents a similar setting.

The Brazilian beer industry will have to cope with further federal excise tax increases expected for April and October.  On the other hand, real increases in minimum wage and fairly low unemployment levels should continue to positively impact disposable income, which, combined with the Federal Government’s continued efforts to stimulate the Brazilian economy, should be supportive.  As a result, we believe that given the current macroeconomic outlook, the beer industry should continue to grow around the same levels of 2012.  The first quarter should be challenging mainly due to an earlier Carnival and slightly poorer weather.

We will once again pursue striking the appropriate balance between volume and price/mix to make the most of the opportunities we continue to see in the market.  Accordingly, our focus on growth through package, liquid and route-to-market innovation, driving premium volumes, further increasing availability of our full portfolio in the North and Northeast and our returnable glass bottles initiatives will all remain high on our agenda.  Therefore, the execution of our commercial platforms at the right mix will once again be of paramount importance in order to deliver volume growth, while we will also focus on building up our execution capabilities for the 2014 World Cup.    Meanwhile, net revenues per hl in Brazil should grow high-single digits for the year primarily driven by the carry over of our 2012 pricing, as well as continued benefits from higher weight of premium brands and direct distribution.

On the costs side, we believe COGS per hectoliter in Brazil should grow high single-digit to low double-digit  for the year based on the current product mix given input cost pressures, such as the devaluation of the Brazilian Real during the course of 2012, and negative tax impacts in CSD&NANC.  The average implied foreign exchange hedge rate for 2013 was of 1.93 BRL/USD, which compares to the 1.66 BRL/USD of 2012.  As regards CSD&NANC, we expect to face higher cost pressure during the year as a result of the tax changes that took place in October 2012 that should lead to “high-teens” COGS per hectoliter growth.

We believe Brazil continues to be a unique market where we have witnessed, and will continue to pursue, growth and profitability.  As such, we are prepared to invest around R$ 3.0 billion given the medium and long-term prospects for organic growth in Brazil, which represents a fourth year of record level capital expenditures, subject to the level of federal excise taxes, including:

•         The already announced greenfield breweries in the States of Minas Gerais and Paraná,

•         Further capacity to continue the accelerated roll-out of the beer 300 ml returnable glass bottle as well as the 1 liter returnable glass bottle for Guaraná Antarctica,

•         Add further capacity to brew Budweiser, and,

•         Ensuring our supply chain capabilities are ready for the 2014 World Cup and beyond.

On the corporate front, in early December we announced our intention to move towards a single-class of shares.  The proposed transaction should be submitted to minority shareholder approval during Q2 2013 once all regulatory approvals are obtained in Brazil and the U.S.  We believe the proposed stock swap merger should deliver value to all classes of shareholders through improved corporate governance and liquidity resulting from a single-class of shares, but also resulting from gains related to tax deductibility of goodwill amortization expenses, cost savings arising from the corporate restructuring of certain of our subsidiaries, and increased flexibility in managing our capital structure going forward.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 5

Ambev Consolidated Income Statement

Consolidated income statement
R$ million	4Q11	Scope	Currency Translation	Organic Growth	4Q12	% As Reported	% Organic
Net revenue	8,378.4	284.9	323.7	1,146.8	10,133.9	21.0%	13.7%
Cost of goods sold (COGS)	(2,537.4)	(72.3)	(110.3)	(336.5)	(3,056.4)	20.5%	13.4%
Gross profit	5,841.1	212.7	213.4	810.3	7,077.4	21.2%	13.9%
Selling, general and administrative (SG&A)	(2,052.2)	(88.1)	(86.0)	(143.8)	(2,370.0)	15.5%	7.0%
Other operating income	320.5	3.2	2.8	(22.9)	303.7	-5.3%	-7.0%
Normalized operating income (normalized EBIT)	4,109.4	127.8	130.2	643.6	5,011.1	21.9%	15.7%
Special items above EBIT	(13.5)	(13.6)	(0.3)	13.5	(14.0)	3.5%	-84.0%
Net finance results	(91.0)				(240.2)	164.1%
Share of results of associates	0.3				0.4	55.4%
Income tax expense	(941.0)				(972.6)	3.4%
Profit	3,064.2				3,784.6	23.5%
Attributable to Ambev holders	3,032.5				3,720.4	22.7%
Attributable to non-controlling interests	31.7				64.2	102.5%
Normalized profit	3,077.7				3,798.6	23.4%
Attributable to Ambev holders	3,046.0				3,734.4	22.6%

Normalized EBITDA	4,506.1	152.3	145.8	707.4	5,511.6	22.3%	15.7%

Consolidated income statement
R$ million	FY11	Scope	Currency Translation	Organic Growth	FY12	% As Reported	% Organic
Net revenue	27,126.7	630.3	1,130.3	3,343.7	32,231.0	18.8%	12.4%
Cost of goods sold (COGS)	(8,793.3)	(203.9)	(403.0)	(891.3)	(10,291.5)	17.0%	10.2%
Gross profit	18,333.4	426.4	727.3	2,452.4	21,939.5	19.7%	13.4%
Selling, general and administrative (SG&A)	(7,431.5)	(204.3)	(336.1)	(921.1)	(8,893.1)	19.7%	12.4%
Other operating income	784.5	5.3	5.8	68.5	864.0	10.1%	8.7%
Normalized operating income (normalized EBIT)	11,686.3	227.3	396.9	1,599.8	13,910.4	19.0%	13.7%
Special items above EBIT	23.1	(30.8)	(0.5)	(42.2)	(50.4)	nm	nm
Net finance results	(468.1)				(812.8)	73.6%
Share of results of associates	0.5				0.5	0.4%
Income tax expense	(2,522.0)				(2,405.1)	-4.6%
Profit	8,719.8				10,642.6	22.1%
Attributable to Ambev holders	8,641.0				10,508.1	21.6%
Attributable to non-controlling interests	78.8				134.5	70.7%
Normalized profit	8,696.7				10,692.9	23.0%
Attributable to Ambev holders	8,617.9				10,558.5	22.5%

Normalized EBITDA	13,141.1	295.1	456.5	1,786.3	15,679.0	19.3%	13.6%

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 7

Ambev Consolidated

The table below summarizes our fourth quarter consolidated results.  Normalized EBITDA totaled R$ 5,511.6 million, which was 15.7% higher than Q4 2011.  Our net revenue growth of 13.7% in the quarter led to gross margin expansion of 10 bps, and, along with SG&A growing at a slower pace than prior quarters (+7.0%), was an important driver behind our EBITDA margin expansion of 90 bps.  For the year, we delivered an EBITDA of R$ 15,679.0 million, up 13.6% when compared to FY 2011, and an EBITDA margin of 48.6%.

Ambev results
R$ million	4Q11	Scope	Currency Translation	Organic Growth	4Q12	% As Reported	% Organic
Volume ('000 hl)	48,145.5	736.0	-	818.8	49,700.3	3.2%	1.7%
Net revenue	8,378.4	284.9	323.7	1,146.8	10,133.9	21.0%	13.7%
Net revenue/hl	174.0	3.2	6.5	20.2	203.9	17.2%	11.5%
COGS	(2,537.4)	(72.3)	(110.3)	(336.5)	(3,056.4)	20.5%	13.4%
COGS/hl	(52.7)	(0.7)	(2.2)	(5.9)	(61.5)	16.7%	11.1%
Gross profit	5,841.1	212.7	213.4	810.3	7,077.4	21.2%	13.9%
Gross margin	69.7%				69.8%	10 bps	10 bps
SG&A excl. deprec.&amort.	(1,900.4)	(82.9)	(81.9)	(144.8)	(2,210.1)	16.3%	7.7%
SG&A deprec.&amort.	(151.8)	(5.1)	(4.1)	1.1	(160.0)	5.4%	-0.7%
SG&A total	(2,052.2)	(88.1)	(86.0)	(143.8)	(2,370.0)	15.5%	7.0%
Other operating income	320.5	3.2	2.8	(22.9)	303.7	-5.3%	-7.0%
Normalized EBIT	4,109.4	127.8	130.2	643.6	5,011.1	21.9%	15.7%
Normalized EBIT margin	49.0%				49.4%	40 bps	90 bps
Normalized EBITDA	4,506.1	152.3	145.8	707.4	5,511.6	22.3%	15.7%
Normalized EBITDA margin	53.8%				54.4%	60 bps	90 bps

Ambev results
R$ million	FY11	Scope	Currency Translation	Organic Growth	FY12	% As Reported	% Organic
Volume ('000 hl)	165,043.9	1,576.7	-	3,218.7	169,839.4	2.9%	2.0%
Net revenue	27,126.7	630.3	1,130.3	3,343.7	32,231.0	18.8%	12.4%
Net revenue/hl	164.4	2.2	6.7	16.5	189.8	15.5%	10.0%
COGS	(8,793.3)	(203.9)	(403.0)	(891.3)	(10,291.5)	17.0%	10.2%
COGS/hl	(53.3)	(0.7)	(2.4)	(4.2)	(60.6)	13.7%	7.9%
Gross profit	18,333.4	426.4	727.3	2,452.4	21,939.5	19.7%	13.4%
Gross margin	67.6%				68.1%	50 bps	60 bps
SG&A excl. deprec.&amort.	(6,873.8)	(190.7)	(318.5)	(893.7)	(8,276.6)	20.4%	13.0%
SG&A deprec.&amort.	(557.7)	(13.7)	(17.6)	(27.4)	(616.5)	10.5%	4.9%
SG&A total	(7,431.5)	(204.3)	(336.1)	(921.1)	(8,893.1)	19.7%	12.4%
Other operating income	784.5	5.3	5.8	68.5	864.0	10.1%	8.7%
Normalized EBIT	11,686.3	227.3	396.9	1,599.8	13,910.4	19.0%	13.7%
Normalized EBIT margin	43.1%				43.2%	10 bps	50 bps
Normalized EBITDA	13,141.1	295.1	456.5	1,786.3	15,679.0	19.3%	13.6%
Normalized EBITDA margin	48.4%				48.6%	20 bps	50 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 8

Latin America North (LAN)

Our LAN region included Beer Brazil, CSD & NANC Brazil and HILA-ex operations.  LAN delivered normalized EBITDA of R$ 3,973.3 million in Q4 2012 (+14.5% versus the same period last year), with an EBITDA margin of 56.2%.  EBITDA growth was primarily driven by our volume and net revenue per hectoliter performance in Brazil, though HILA-ex continued to deliver promising results thanks mainly to the CND integration.  For 2012, normalized EBITDA increased 13.8% and EBITDA margin expanded 50 bps.

As from January 1, 2013 the results of our Peruvian and Ecuadorian operations will be reported as part of Latin America South.  To that effect, we have included as an annex to this press release restated figures for LAN and LAS, as if this change had been in place since January 1, 2012.

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	35,130.3	766.7	-	1,206.5	37,103.5	5.6%	3.5%
Net revenue	5,933.6	287.9	24.4	828.1	7,074.0	19.2%	14.0%
Net revenue/hl	168.9	4.4	0.7	16.7	190.7	12.9%	9.8%
COGS	(1,708.3)	(77.8)	(17.5)	(269.0)	(2,072.6)	21.3%	15.9%
COGS/hl	(48.6)	(1.1)	(0.5)	(5.6)	(55.9)	14.9%	11.5%
Gross profit	4,225.3	210.1	6.8	559.2	5,001.4	18.4%	13.3%
Gross margin	71.2%				70.7%	-50 bps	-50 bps
SG&A excl. deprec.&amort.	(1,345.7)	(84.7)	(9.8)	(104.0)	(1,544.2)	14.8%	7.8%
SG&A deprec.&amort.	(118.0)	(5.1)	(0.7)	1.8	(122.0)	3.4%	-1.6%
SG&A total	(1,463.7)	(89.9)	(10.4)	(102.2)	(1,666.2)	13.8%	7.0%
Other operating income	308.3	3.2	0.6	(30.7)	281.3	-8.8%	-9.8%
Normalized EBIT	3,069.9	123.4	(3.0)	426.2	3,616.4	17.8%	13.9%
Normalized EBIT margin	51.7%				51.1%	-60 bps	bps
Normalized EBITDA	3,342.5	147.9	(1.2)	484.2	3,973.3	18.9%	14.5%
Normalized EBITDA margin	56.3%				56.2%	-10 bps	30 bps

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	120,339.9	2,311.7	-	3,535.3	126,186.8	4.9%	3.0%
Net revenue	19,132.4	685.7	97.3	2,398.0	22,313.3	16.6%	12.6%
Net revenue/hl	159.0	2.6	0.8	14.5	176.8	11.2%	9.1%
COGS	(6,006.2)	(255.3)	(69.4)	(619.7)	(6,950.5)	15.7%	10.3%
COGS/hl	(49.9)	(1.1)	(0.5)	(3.5)	(55.1)	10.4%	6.9%
Gross profit	13,126.2	430.4	27.9	1,778.3	15,362.8	17.0%	13.6%
Gross margin	68.6%				68.9%	30 bps	60 bps
SG&A excl. deprec.&amort.	(4,838.3)	(196.9)	(49.0)	(693.5)	(5,777.7)	19.4%	14.3%
SG&A deprec.&amort.	(438.5)	(13.7)	(4.4)	(25.2)	(481.7)	9.9%	5.8%
SG&A total	(5,276.8)	(210.5)	(53.4)	(718.7)	(6,259.4)	18.6%	13.6%
Other operating income	773.1	5.3	0.6	61.8	840.7	8.7%	7.9%
Normalized EBIT	8,622.6	225.2	(24.9)	1,121.3	9,944.2	15.3%	13.0%
Normalized EBIT margin	45.1%				44.6%	-50 bps	20 bps
Normalized EBITDA	9,626.4	292.9	(13.2)	1,330.6	11,236.7	16.7%	13.8%
Normalized EBITDA margin	50.3%				50.4%	10 bps	50 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 9

Ambev Brazil

In Brazil normalized EBITDA reached R$ 3,855.6 million in the quarter, which corresponds to an improvement of +15.8% as compared to Q4 2011, and EBITDA margin expanded 70 bps to 58.4%.

Volumes rebounded during the quarter and grew 2.9% in beer and 5.1% in CSD&NANC.  Meanwhile, net revenue per hectoliter continued strong and improved 10.4% in the country, benefitting from our earlier price increases, greater weight of premium brands and higher direct distribution.  COGS per hectoliter, however, grew 10.4% impacted primarily by higher raw materials and packaging costs, higher industrial depreciation and negative package mix in Beer Brazil.  SG&A (excluding depreciation and amortization) increased 6.8% thanks to lower distribution expenses growth and less administrative costs.

For the full year, volumes grew 3.1% (vs. growth of just 0.2% in FY 2011) and, as anticipated, we delivered high single digit net revenue per hectoliter growth of 9.3%, leading to 14.3% EBITDA growth.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	33,453.2			1,168.9	34,622.1	3.5%	3.5%
Net revenue	5,773.5			825.9	6,599.4	14.3%	14.3%
Net revenue/hl	172.6			18.0	190.6	10.4%	10.4%
COGS	(1,614.3)			(230.3)	(1,844.6)	14.3%	14.3%
COGS/hl	(48.3)			(5.0)	(53.3)	10.4%	10.4%
Gross profit	4,159.2			595.6	4,754.8	14.3%	14.3%
Gross margin	72.0%				72.0%	bps	bps
SG&A excl. deprec.&amort.	(1,286.7)			(87.9)	(1,374.5)	6.8%	6.8%
SG&A deprec.&amort.	(105.5)			(7.3)	(112.9)	6.9%	6.9%
SG&A total	(1,392.2)			(95.2)	(1,487.4)	6.8%	6.8%
Other operating income	309.4			(30.8)	278.6	-10.0%	-10.0%
Normalized EBIT	3,076.4			469.6	3,546.0	15.3%	15.3%
Normalized EBIT margin	53.3%			0.0%	53.7%	40 bps	40 bps
Normalized EBITDA	3,330.5			525.2	3,855.6	15.8%	15.8%
Normalized EBITDA margin	57.7%				58.4%	70 bps	70 bps

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	113,960.5			3,526.2	117,486.6	3.1%	3.1%
Net revenue	18,616.9			2,360.9	20,977.8	12.7%	12.7%
Net revenue/hl	163.4			15.2	178.6	9.3%	9.3%
COGS	(5,680.2)			(559.6)	(6,239.8)	9.9%	9.9%
COGS/hl	(49.8)			(3.3)	(53.1)	6.6%	6.6%
Gross profit	12,936.8			1,801.3	14,738.0	13.9%	13.9%
Gross margin	69.5%				70.3%	80 bps	80 bps
SG&A excl. deprec.&amort.	(4,605.7)			(649.9)	(5,255.6)	14.1%	14.1%
SG&A deprec.&amort.	(400.4)			(33.4)	(433.9)	8.4%	8.4%
SG&A total	(5,006.1)			(683.4)	(5,689.5)	13.7%	13.7%
Other operating income	776.4			60.6	836.9	7.8%	7.8%
Normalized EBIT	8,707.1			1,178.4	9,885.5	13.5%	13.5%
Normalized EBIT margin	46.8%				47.1%	30 bps	30 bps
Normalized EBITDA	9,650.9			1,380.9	11,031.8	14.3%	14.3%
Normalized EBITDA margin	51.8%				52.6%	80 bps	80 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 10

Beer Brazil

The Brazilian beer industry grew +4.7% in the fourth quarter according to our estimates despite the price increase implemented as from Q3 2012.  Although our market share performance in Q4 2012 (67.9%; -120 bps) was impacted by our price increase, towards the end of the quarter market share began recovering on a sequential basis, ending the year at 68.2%.  Brazil Beer volumes grew 2.9%, with top brand performers being Antarctica and Budweiser, while the 300 ml returnable glass bottle and our different can sizes performed best on the packaging side.

Our net revenue/hl increase of 10.9% is explained by our price increases, but also by higher direct distribution and greater weight of our premium brands within our portfolio, which continued to grow well ahead of our overall volumes.

COGS/hl posted a rise of 11.9%.  Hedging currency gains were insufficient to offset higher industrial asset depreciation, raw materials costs (mostly barley) and increased weight of cans in our mix.  SG&A (excl. depreciation and amortization) increased 7.0% due to higher commercial spend and distribution expenses, which grew less when compared to the first half of the year, partially offset by lower administrative expenses due to timing of variable compensation accruals.  General inflation and higher direct distribution were also a relevant factor. Normalized EBITDA totaled R$ 3,302.6 million (+16.6% versus the same period last year).

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	24,776.6			724.8	25,501.3	2.9%	2.9%
Net revenue	4,881.3			689.6	5,570.9	14.1%	14.1%
Net revenue/hl	197.0			21.4	218.5	10.9%	10.9%
COGS	(1,256.5)			(191.3)	(1,447.8)	15.2%	15.2%
COGS/hl	(50.7)			(6.1)	(56.8)	11.9%	11.9%
Gross profit	3,624.8			498.3	4,123.2	13.7%	13.7%
Gross margin	74.3%				74.0%	-30 bps	-30 bps
SG&A excl. deprec.&amort.	(1,153.9)			(81.3)	(1,235.2)	7.0%	7.0%
SG&A deprec.&amort.	(80.1)			(5.6)	(85.7)	6.9%	6.9%
SG&A total	(1,234.0)			(86.9)	(1,320.8)	7.0%	7.0%
Other operating income	242.3			9.4	251.7	3.9%	3.9%
Normalized EBIT	2,633.1			420.9	3,054.0	16.0%	16.0%
Normalized EBIT margin	53.9%				54.8%	90 bps	90 bps
Normalized EBITDA	2,832.9			469.7	3,302.6	16.6%	16.6%
Normalized EBITDA margin	58.0%				59.3%	130 bps	130 bps

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	84,597.8			2,094.4	86,692.2	2.5%	2.5%
Net revenue	15,667.5			1,930.8	17,598.3	12.3%	12.3%
Net revenue/hl	185.2			17.8	203.0	9.6%	9.6%
COGS	(4,396.9)			(428.8)	(4,825.8)	9.8%	9.8%
COGS/hl	(52.0)			(3.7)	(55.7)	7.1%	7.1%
Gross profit	11,270.6			1,501.9	12,772.5	13.3%	13.3%
Gross margin	71.9%				72.6%	70 bps	70 bps
SG&A excl. deprec.&amort.	(4,092.0)			(557.6)	(4,649.5)	13.6%	13.6%
SG&A deprec.&amort.	(302.0)			(27.6)	(329.6)	9.1%	9.1%
SG&A total	(4,393.9)			(585.2)	(4,979.1)	13.3%	13.3%
Other operating income	607.5			43.9	651.4	7.2%	7.2%
Normalized EBIT	7,484.2			960.7	8,444.8	12.8%	12.8%
Normalized EBIT margin	47.8%				48.0%	20 bps	20 bps
Normalized EBITDA	8,216.5			1,145.1	9,361.6	13.9%	13.9%
Normalized EBITDA margin	52.4%				53.2%	80 bps	80 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 11

CSD & NANC Brazil

Our Brazil CSD & NANC volume grew +5.1%, driven by industry growth (+3.0%) and CSD market share gain (18.1%; +20 bps vs. Q4 2011).  Guaraná Antarctica remained on its growth path, while the 237 ml PET bottle and the 1L returnable glass bottle continued to deliver promising results.

Net revenue/hl grew 9.7% given price increases and higher direct distribution weight.

COGS/hl grew 5.5% because of higher raw material costs (mainly PET resin and sugar), partially offset by currency gains given execution of our hedging policy.  SG&A (excluding depreciation and amortization) reported an increase of 4.9%, with general inflation and higher distribution expenses being the main adverse impacts, partially offset by lower administrative expenses due to the timing of variable compensation accruals.

Normalized EBITDA reached R$ 553.0 million (+11.1% growth as compared to the same quarter last year), while EBITDA margin was 53.8% with -200 bps of contraction mainly driven by a tough comparison on other operating income due to one time gains in Q4 2011.

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	8,676.6			444.2	9,120.8	5.1%	5.1%
Net revenue	892.2			136.3	1,028.5	15.3%	15.3%
Net revenue/hl	102.8			9.9	112.8	9.7%	9.7%
COGS	(357.8)			(39.0)	(396.9)	10.9%	10.9%
COGS/hl	(41.2)			(2.3)	(43.5)	5.5%	5.5%
Gross profit	534.4			97.3	631.6	18.2%	18.2%
Gross margin	59.9%				61.4%	150 bps	150 bps
SG&A excl. deprec.&amort.	(132.8)			(6.6)	(139.3)	4.9%	4.9%
SG&A deprec.&amort.	(25.4)			(1.8)	(27.2)	7.0%	7.0%
SG&A total	(158.2)			(8.3)	(166.5)	5.3%	5.3%
Other operating income	67.2			(40.2)	26.9	-59.9%	-59.9%
Normalized EBIT	443.3			48.7	492.0	11.0%	11.0%
Normalized EBIT margin	49.7%				47.8%	-190 bps	-190 bps
Normalized EBITDA	497.6			55.4	553.0	11.1%	11.1%
Normalized EBITDA margin	55.8%				53.8%	-200 bps	-200 bps

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	29,362.7			1,431.7	30,794.4	4.9%	4.9%
Net revenue	2,949.4			430.1	3,379.6	14.6%	14.6%
Net revenue/hl	100.4			9.3	109.7	9.3%	9.3%
COGS	(1,283.2)			(130.8)	(1,414.0)	10.2%	10.2%
COGS/hl	(43.7)			(2.2)	(45.9)	5.1%	5.1%
Gross profit	1,666.2			299.3	1,965.5	18.0%	18.0%
Gross margin	56.5%				58.2%	170 bps	170 bps
SG&A excl. deprec.&amort.	(513.7)			(92.4)	(606.1)	18.0%	18.0%
SG&A deprec.&amort.	(98.5)			(5.8)	(104.3)	5.9%	5.9%
SG&A total	(612.1)			(98.2)	(710.4)	16.0%	16.0%
Other operating income	168.8			16.6	185.5	9.9%	9.9%
Normalized EBIT	1,222.9			217.8	1,440.7	17.8%	17.8%
Normalized EBIT margin	41.5%				42.6%	110 bps	110 bps
Normalized EBITDA	1,434.4			235.8	1,670.2	16.4%	16.4%
Normalized EBITDA margin	48.6%				49.4%	80 bps	80 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 12

HILA-ex

Net revenues for HILA-ex increased 1.7% in the quarter thanks to 3.1% volume growth, which in turn was driven by strong volume in our beer business in the region (+24.1%) and consistent market share growth in countries such as Guatemala.

In terms of costs and expenses, COGS/hl rose 23.0% in the quarter while SG&A (excluding depreciation and amortization) increased 30.6%, most of which coming from an increased level of market investments behind our brands.

Normalized EBITDA was R$ 117.7 million in the quarter (R$ 204.9 million for the year, which compares to a negative R$ 24.5 million in FY 2011), and EBITDA margin improved to 24.8% (15.3% for FY 2012).  Such considerable improvement in the contribution of HILA-ex to our EBITDA and profitability growth are mostly due to the consolidation of CND’s operational and financial results since May 2012 and the ongoing integration plan.

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume total ('000 hl)	1,677.0	766.7	-	37.6	2,481.3	48.0%	3.1%
Beer volume ('000 hl)	678.0	767.6	-	105.5	1,551.2	128.8%	24.1%
CSD volume ('000 hl)	999.0	(0.9)	-	(67.9)	930.2	-6.9%	-8.7%
Net revenue	160.1	287.9	24.4	2.2	474.6	196.4%	1.7%
Net revenue/hl	95.5	87.8	9.8	(1.9)	191.3	100.3%	-1.6%
COGS	(94.0)	(77.8)	(17.5)	(38.7)	(228.0)	142.6%	46.9%
COGS/hl	(56.0)	(14.2)	(7.1)	(14.5)	(91.9)	63.9%	23.0%
Gross profit	66.1	210.1	6.8	(36.5)	246.6	272.9%	-74.6%
Gross margin	41.3%	-			52.0%	nm	nm
SG&A excl. deprec.&amort.	(59.0)	(84.7)	(9.8)	(16.1)	(169.7)	187.4%	30.6%
SG&A deprec.&amort.	(12.5)	(5.1)	(0.7)	9.1	(9.2)	-26.6%	-90.6%
SG&A total	(71.5)	(89.9)	(10.4)	(7.0)	(178.8)	150.0%	11.2%
Other operating income/expenses	(1.1)	3.2	0.6	0.1	2.7	nm	2.1%
Normalized EBIT	(6.5)	123.4	(3.0)	(43.4)	70.4	nm	nm
Normalized EBIT margin	-4.1%	-			14.8%	nm	nm
Normalized EBITDA	12.0	147.9	(1.2)	(41.0)	117.7	nm	nm
Normalized EBITDA margin	7.5%	-			24.8%	nm	nm

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume total ('000 hl)	6,379.4	2,311.7	-	9.1	8,700.2	36.4%	0.2%
Beer volume ('000 hl)	2,387.5	2,182.4	-	232.5	4,802.4	101.1%	11.6%
CSD volume ('000 hl)	3,991.9	129.3	-	(223.4)	3,897.8	-2.4%	-6.0%
Net revenue	515.5	685.7	97.3	37.1	1,335.5	159.1%	7.7%
Net revenue/hl	80.8	57.4	11.2	4.1	153.5	90.0%	4.7%
COGS	(326.0)	(255.3)	(69.4)	(60.1)	(710.8)	118.0%	19.2%
COGS/hl	(51.1)	(15.8)	(8.0)	(6.8)	(81.7)	59.9%	12.5%
Gross profit	189.4	430.4	27.9	(23.0)	624.8	229.8%	-13.9%
Gross margin	36.8%				46.8%	nm	-700 bps
SG&A excl. deprec.&amort.	(232.7)	(196.9)	(49.0)	(43.6)	(522.1)	124.4%	19.1%
SG&A deprec.&amort.	(38.0)	(13.7)	(4.4)	8.2	(47.9)	25.9%	-23.7%
SG&A total	(270.7)	(210.5)	(53.4)	(35.3)	(569.9)	nm	13.4%
Other operating income/expenses	(3.2)	5.3	0.6	1.2	3.8	nm	37.1%
Normalized EBIT	(84.4)	225.2	(24.9)	(57.1)	58.7	169.5%	-60.8%
Normalized EBIT margin	-16.4%				4.4%	nm	nm
Normalized EBITDA	(24.5)	292.9	(13.2)	(50.4)	204.9	nm	-146.6%
Normalized EBITDA margin	-4.7%				15.3%	nm	nm

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 13

Latin America South (LAS)

Our LAS region includes the operations for Argentina, Bolivia, Paraguay, Uruguay and Chile.  LAS delivered in the fourth quarter R$ 1,084.8 million of normalized EBITDA, growing 28.0% against Q4 2011, with an EBITDA margin of 53.5% (+310 bps improvement). Market share growth in our main countries was not sufficient to offset the challenging industry environment. Top line performance remains solid despite a 3.2% decline in volumes (-0.8% for the full year), and was instrumental to deliver gross margin expansion of 280 bps with the help of somewhat contained COGS and SG&A growth. Q4 2012 EBITDA growth was key to deliver an EBITDA organic growth of 21.6% for the year, also increasing EBITDA margin by 60 bps.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	10,748.4	-	-	(341.5)	10,406.9	-3.2%	-3.2%
Net revenue	1,565.7	-	140.9	321.9	2,028.5	29.6%	20.6%
Net revenue/hl	145.7	-	13.5	35.7	194.9	33.8%	24.5%
COGS	(570.4)	-	(47.3)	(64.6)	(682.2)	19.6%	11.3%
COGS/hl	(53.1)	-	(4.5)	(7.9)	(65.6)	23.5%	15.0%
Gross profit	995.4	-	93.7	257.3	1,346.3	35.3%	25.8%
Gross margin	63.6%	-			66.4%	280 bps	280 bps
SG&A excl. deprec.&amort.	(278.8)	-	(22.6)	(46.9)	(348.4)	24.9%	16.8%
SG&A deprec.&amort.	(21.7)	-	(1.3)	(0.7)	(23.7)	9.1%	3.2%
SG&A total	(300.6)	-	(23.9)	(47.6)	(372.1)	23.8%	15.8%
Other operating income/expenses	11.0	-	1.6	(0.8)	11.7	6.6%	-7.7%
Normalized EBIT	705.7	-	71.3	208.8	985.9	39.7%	29.6%
Normalized EBIT margin	45.1%	-			48.6%	350 bps	340 bps
Normalized EBITDA	786.2	-	78.6	220.0	1,084.8	38.0%	28.0%
Normalized EBITDA margin	50.2%	-			53.5%	330 bps	310 bps

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	34,564.7	-	-	(272.9)	34,291.8	-0.8%	-0.8%
Net revenue	4,488.9	-	505.4	892.5	5,886.9	31.1%	19.9%
Net revenue/hl	129.9	-	14.7	27.1	171.7	32.2%	20.8%
COGS	(1,740.8)	-	(183.8)	(271.5)	(2,196.0)	26.2%	15.6%
COGS/hl	(50.4)	-	(5.4)	(8.3)	(64.0)	27.2%	16.5%
Gross profit	2,748.1	-	321.7	621.0	3,690.8	34.3%	22.6%
Gross margin	61.2%	-			62.7%	150 bps	140 bps
SG&A excl. deprec.&amort.	(899.7)	-	(98.2)	(192.5)	(1,190.4)	32.3%	21.4%
SG&A deprec.&amort.	(78.6)	-	(7.0)	(1.2)	(86.7)	10.3%	1.5%
SG&A total	(978.3)	-	(105.2)	(193.7)	(1,277.2)	30.6%	19.8%
Other operating income/expenses	2.0	-	3.1	2.2	7.3	nm	nm
Normalized EBIT	1,771.9	-	219.6	429.5	2,421.0	36.6%	24.2%
Normalized EBIT margin	39.5%	-			41.1%	160 bps	140 bps
Normalized EBITDA	2,059.3	-	248.5	445.0	2,752.8	33.7%	21.6%
Normalized EBITDA margin	45.9%	-			46.8%	90 bps	60 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 14

LAS Beer

Beer volumes were down by 1.2% in the quarter (+0.1% for the year).  Despite the continuation of the economic slowdown and industry contraction in Argentina – our largest market in the Southern Cone – we still managed to achieve solid market share performance, with both our focus brands, Quilmes and Stella Artois, gaining share.

We also continued to successfully execute our pricing strategy in the region, leading to a 22.4% improvement in our net revenue per hectoliter results.

In terms of COGS/hl, higher raw materials (primarily barley) and labor-related costs led to the 13.6% increase in the fourth quarter.  Meanwhile, the 10.4% growth in SG&A (excluding depreciation and amortization) is primarily explained by general inflation, along with an increase in diesel expenses and labor costs.

LAS Beer EBITDA delivered R$ 965.3 million in Q4 2012, an increase of 28.2%, and a full year EBITDA growth of 22.4%.

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	6,832.1	-	-	(83.8)	6,748.3	-1.2%	-1.2%
Net revenue	1,168.5	-	120.2	244.4	1,533.1	31.2%	20.9%
Net revenue/hl	171.0	-	17.8	38.3	227.2	32.8%	22.4%
COGS	(333.0)	-	(35.6)	(40.5)	(409.2)	22.9%	12.2%
COGS/hl	(48.7)	-	(5.3)	(6.6)	(60.6)	24.4%	13.6%
Gross profit	835.5	-	84.6	203.9	1,123.9	34.5%	24.4%
Gross margin	71.5%	-			73.3%	180 bps	210 bps
SG&A excl. deprec.&amort.	(203.1)	-	(18.2)	(21.2)	(242.5)	19.4%	10.4%
SG&A deprec.&amort.	(13.0)	-	(1.0)	1.0	(13.0)	0.2%	-7.3%
SG&A total	(216.1)	-	(19.2)	(20.2)	(255.5)	18.2%	9.4%
Other operating income/expenses	12.5	-	0.9	4.0	17.4	38.8%	31.9%
Normalized EBIT	631.8	-	66.3	187.6	885.8	40.2%	29.7%
Normalized EBIT margin	54.1%	-			57.8%	370 bps	390 bps
Normalized EBITDA	695.4	-	73.8	196.1	965.3	38.8%	28.2%
Normalized EBITDA margin	59.5%	-			63.0%	350 bps	360 bps

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	21,605.2	-	-	18.1	21,623.3	0.1%	0.1%
Net revenue	3,301.7	-	399.3	635.5	4,336.5	31.3%	19.2%
Net revenue/hl	152.8	-	18.5	29.3	200.5	31.2%	19.1%
COGS	(1,011.7)	-	(120.4)	(151.2)	(1,283.3)	26.8%	14.9%
COGS/hl	(46.8)	-	(5.6)	(7.0)	(59.3)	26.7%	14.9%
Gross profit	2,290.0	-	278.9	484.3	3,053.2	33.3%	21.1%
Gross margin	69.4%	-			70.4%	100 bps	110 bps
SG&A excl. deprec.&amort.	(653.5)	-	(72.9)	(102.0)	(828.4)	26.8%	15.6%
SG&A deprec.&amort.	(47.6)	-	(4.7)	0.3	(52.0)	9.1%	-0.7%
SG&A total	(701.1)	-	(77.6)	(101.6)	(880.3)	25.6%	14.5%
Other operating income/expenses	(4.2)	-	2.9	11.0	9.7	nm	-260.2%
Normalized EBIT	1,584.7	-	204.2	393.7	2,182.5	37.7%	24.8%
Normalized EBIT margin	48.0%	-			50.3%	230 bps	220 bps
Normalized EBITDA	1,811.9	-	228.6	406.4	2,446.9	35.0%	22.4%
Normalized EBITDA margin	54.9%	-			56.4%	150 bps	140 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 15

LAS CSD & NANC

CSD & NANC volumes in LAS decreased 6.6%. According to our estimates, the CSD industry in Argentina suffered with the economic downturn even more than beer, while our volume performance was further impacted by a more competitive environment and price increases. H2Oh! and Paso de los Toros continued to be the best performing brands of our portfolio in Argentina.

Pricing initiatives in the marketplace enabled us to grow our top line by 19.5% in the quarter, with net revenue/hl registering a 27.9% increase.

COGS/hl increased by 17.9% in the quarter mainly as a result of higher labor and raw materials costs. SG&A (excluding depreciation and amortization) growth of 34.1% is mainly explained by the impact of general inflation on labor costs mainly impacting our distribution expenses and administrative expenses.

Normalized EBITDA for LAS CSD & NANC was R$ 119.5 million in the quarter, an increase of 26.3%. Full year EBITDA growth was 15.6%, despite volume decline of 2.2%.

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	3,916.2	-	-	(257.7)	3,658.5	-6.6%	-6.6%
Net revenue	397.3	-	20.8	77.3	495.4	24.7%	19.5%
Net revenue/hl	101.4	-	5.7	28.3	135.4	33.5%	27.9%
COGS	(237.4)	-	(11.6)	(24.1)	(273.1)	15.0%	10.2%
COGS/hl	(60.6)	-	(3.2)	(10.9)	(74.6)	23.1%	17.9%
Gross profit	159.9	-	9.2	53.2	222.4	39.1%	33.3%
Gross margin	40.3%	-			44.9%	460 bps	460 bps
SG&A excl. deprec.&amort.	(75.7)	-	(4.3)	(25.8)	(105.9)	39.9%	34.1%
SG&A deprec.&amort.	(8.7)	-	(0.3)	(1.7)	(10.7)	22.3%	19.0%
SG&A total	(84.4)	-	(4.6)	(27.5)	(116.5)	38.0%	32.6%
Other operating income/expenses	(1.6)	-	(0.7)	(3.4)	(5.7)	nm	217.9%
Normalized EBIT	73.9	-	3.9	22.3	100.1	35.4%	30.1%
Normalized EBIT margin	18.6%	-			20.2%	160 bps	170 bps
Normalized EBITDA	90.8	-	4.8	23.9	119.5	31.6%	26.3%
Normalized EBITDA margin	22.9%	-			24.1%	120 bps	130 bps

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	12,959.5	-	-	(291.0)	12,668.6	-2.2%	-2.2%
Net revenue	1,187.2	-	106.1	257.1	1,550.4	30.6%	21.7%
Net revenue/hl	91.6	-	8.4	22.4	122.4	33.6%	24.4%
COGS	(729.1)	-	(63.4)	(120.3)	(912.7)	25.2%	16.5%
COGS/hl	(56.3)	-	(5.0)	(10.8)	(72.0)	28.1%	19.2%
Gross profit	458.1	-	42.7	136.8	637.6	39.2%	29.9%
Gross margin	38.6%	-			41.1%	250 bps	260 bps
SG&A excl. deprec.&amort.	(246.2)	-	(25.3)	(90.6)	(362.1)	47.1%	36.8%
SG&A deprec.&amort.	(31.0)	-	(2.3)	(1.5)	(34.8)	12.2%	4.8%
SG&A total	(277.2)	-	(27.6)	(92.1)	(396.8)	43.2%	33.2%
Other operating income/expenses	6.3	-	0.3	(8.9)	(2.3)	-137.3%	-141.4%
Normalized EBIT	187.2	-	15.4	35.8	238.4	27.4%	19.1%
Normalized EBIT margin	15.8%	-			15.4%	-40 bps	-40 bps
Normalized EBITDA	247.4	-	19.9	38.6	305.9	23.6%	15.6%
Normalized EBITDA margin	20.8%	-			19.7%	-110 bps	-100 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 16

Canada

Fourth quarter organic volumes decreased by -2.1% (-0.5% FY 2012) driven primarily by an industry of -1.9% versus the prior year, with market share remaining around 40.5%. Bud Light delivered another quarter of strong performance in both volume and market share.

Net revenue/hl increased by 1.7% as pricing pressure was reduced in the last quarter.  COGS/hl increased by 3.3% in the quarter due to higher commodity costs partially offset by lower depreciation expenses.

SG&A (excluding depreciation and amortization) decreased by 2.2% in Q4 versus 2011 due to the phasing of investments behind key programming as well as reduced team sponsorship costs driven by a shortened hockey season.

Normalized EBITDA increased by 0.9% in the quarter, totalling R$ 453.5 million.

The scope change reported in Canada refers to the phasing out of contracted volume supplied to NAB (North American Brewers) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	4Q11	Scope			4Q12	Reported	Organic
Volume ('000 hl)	2,266.9	(30.8)	-	(46.1)	2,190.0	-3.4%	-2.1%
Net revenue	879.1	(2.9)	158.4	(3.2)	1,031.4	17.3%	-0.4%
Net revenue/hl	387.8	4.0	72.3	6.8	471.0	21.4%	1.7%
COGS	(258.7)	5.5	(45.5)	(3.0)	(301.6)	16.6%	1.2%
COGS/hl	(114.1)	0.9	(20.8)	(3.7)	(137.7)	20.7%	3.3%
Gross profit	620.4	2.6	112.9	(6.2)	729.8	17.6%	-1.0%
Gross margin	70.6%				70.8%	20 bps	-40 bps
SG&A excl. deprec.&amort.	(275.9)	1.8	(49.5)	6.1	(317.5)	15.1%	-2.2%
SG&A deprec.&amort.	(12.1)		(2.1)	(0.0)	(14.2)	18.0%	0.4%
SG&A total	(287.9)	1.8	(51.7)	6.0	(331.8)	15.2%	-2.1%
Other operating income/expenses	1.3	-	0.7	8.7	10.7	nm	nm
Normalized EBIT	333.8	4.4	62.0	8.6	408.7	22.4%	2.5%
Normalized EBIT margin	38.0%				39.6%	160 bps	110 bps
Normalized EBITDA	377.4	4.4	68.5	3.2	453.5	20.2%	0.9%
Normalized EBITDA margin	42.9%				44.0%	110 bps	50 bps

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	FY11	Scope			FY12	Reported	Organic
Volume ('000 hl)	10,139.3	(734.9)	-	(43.7)	9,360.7	-7.7%	-0.5%
Net revenue	3,505.4	(55.4)	527.6	53.2	4,030.8	15.0%	1.5%
Net revenue/hl	345.7	21.1	56.4	7.4	430.6	24.6%	2.0%
COGS	(1,046.4)	51.4	(149.9)	(0.1)	(1,144.9)	9.4%	0.0%
COGS/hl	(103.2)	(2.6)	(16.0)	(0.5)	(122.3)	18.5%	0.5%
Gross profit	2,459.1	(4.0)	377.8	53.1	2,885.9	17.4%	2.2%
Gross margin	70.2%				71.6%	140 bps	40 bps
SG&A excl. deprec.&amort.	(1,135.8)	6.2	(171.3)	(7.7)	(1,308.6)	15.2%	0.7%
SG&A deprec.&amort.	(40.7)		(6.3)	(1.0)	(48.0)	18.0%	2.6%
SG&A total	(1,176.5)	6.2	(177.5)	(8.7)	(1,356.6)	15.3%	0.7%
Other operating income/expenses	9.3	-	2.1	4.6	15.9	71.9%	49.5%
Normalized EBIT	1,291.8	2.2	202.3	48.9	1,545.2	19.6%	3.8%
Normalized EBIT margin	36.9%				38.3%	140 bps	80 bps
Normalized EBITDA	1,455.4	2.2	221.2	10.8	1,689.5	16.1%	0.7%
Normalized EBITDA margin	41.5%				41.9%	40 bps	-30 bps

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 17

Other operating income/(expense)

Other operating income decreased from R$ 320.5 million in 4Q11 to R$ 303.7 million; while for the year it actually grew from R$ 784.5 million to R$ 864.0 million due primarily to increased government grants and the net present value of our long term fiscal incentives.

Other operating income/(expenses)	4Q11	4Q12	FY11	FY12

R$ million

Government grants/NPV of long term fiscal incentives	204.8	222.3	580.7	698.5
(Additions to)/reversals of provisions	16.7	(5.9)	36.0	(30.5)
Net gain on disposal of property, plant and equipment and intangible assets	17.1	29.4	24.6	36.4
Net other operating income	81.9	57.9	143.2	159.6

	320.5	303.7	784.5	864.0

Special items

We recorded an expense for special items of R$ 14.0 million in the quarter (versus an expense of R$ 13.5 million in Q4 2011), which was mostly related to restructuring costs in connection with the ongoing integration efforts in the Dominican Republic.  For the year, special items totaled an expense of R$ 50.4 million mostly caused by the expenses with acquisition of CND and subsequent restructuring costs, whereas in 2011 we witnessed a gain of R$ 23.1 million resulting largely from the divestiture of property.

Special items	4Q11	4Q12	FY11	FY12

R$ million

Restructuring	(6.0)	(14.0)	(12.5)	(31.3)
Acquisition of subsidiaries	-	-	-	(15.8)
Proceeds from sale of property	(7.5)	(3.3)	35.6	(3.3)
Other special items	(0.0)	3.3	-	-

	(13.5)	(14.0)	23.1	(50.4)

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 18

Net finance results

Our net finance results worsened by R$ 149.2 million in Q4 2012 mainly impacted by a R$ 65 million non-cash accretion expense in connection with the put option associated with our investment in CND, lower interest income due to the lower interest rate compared to the previous year and higher expenses related to derivative instruments.

Net finance results	4Q11	4Q12	FY11	FY12
R$ million

Interest income	133.5	53.2	467.5	245.4
Interest expenses	(104.9)	(92.0)	(556.5)	(370.6)
Gains/(losses) on derivative instruments	58.1	(101.3)	(96.7)	(239.7)
Gains/(losses) on non-derivative instruments	(1.7)	(21.0)	3.0	(117.9)
Taxes on financial transactions	(13.1)	(19.9)	(45.1)	(109.5)
Anticipated bonds payment expenses	(82.6)	-	(82.6)	-
Other financial income/(expenses), net	(80.3)	(59.2)	(157.6)	(220.5)

Net finance results	(91.0)	(240.2)	(468.1)	(812.8)

Our total debt decreased R$ 958.6 million since December 2011 to end the quarter at R$ 3,143.7 million, while cash and cash equivalents totaled R$ 8,926.2 million, of which approximately R$ 950 million correspond to declared but unpaid dividends from our Argentinean subsidiaries.

Our net cash position was R$ 6,258.9 million (down from R$ 4,155.0 million as of December 31, 2011).

	December 2011			December 2012
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,089.2	1,632.4	3,721.6	667.4	1,756.4	2,423.8
Foreign Currency	122.9	257.8	380.7	170.4	549.6	720.0
Consolidated Debt	2,212.1	1,890.2	4,102.3	837.8	2,306.0	3,143.7

Cash and Cash Equivalents			8,076.2			8,926.2
Current Investment Securities			193.4			476.6
Bank overdrafts			(12.3)			(0.1)

Net Debt/ (Cash)			(4,155.0)			(6,258.9)

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 19

Provision for income tax & social contribution

Our 4Q 2012 weighted nominal tax rate was 32.0% (versus 32.6% in Q4 2011), whereas the effective tax rate in the quarter was 20.4% (as compared to a Q4 2011 rate of 23.5%).  This decrease is primarily driven by higher tax benefits (IOC, goodwill amortization and other tax adjustments) that helped offset the higher taxable basis stemming from our strong EBITDA performance in the quarter.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	4Q11	4Q12	FY11	FY12
R$ million

Profit before tax	4,005.2	4,757.3	11,241.8	13,047.7

Adjustment on taxable basis
Non-taxable net financial and other income	(143.8)	(157.4)	(317.1)	(504.9)
Goverment grants (VAT)	(158.5)	(162.6)	(444.5)	(531.7)
Share of results of associates	(0.3)	(0.4)	(0.5)	(0.5)
Expenses not deductible for tax purposes	232.2	368.2	328.3	523.8
	3,934.8	4,805.2	10,808.0	12,534.4
Aggregated weighted nominal tax rate	32.6%	32.0%	32.6%	32.1%
Taxes – nominal rate	(1,283.4)	(1,536.7)	(3,521.4)	(4,027.0)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	103.3	128.7	465.3	529.1
Tax benefit - amortization on tax books	30.2	59.1	120.8	149.7
Other tax adjustments	209.0	376.3	413.4	943.1
Income tax and social contribution expense	(941.0)	(972.6)	(2,522.0)	(2,405.1)
Effective tax rate	23.5%	20.4%	22.4%	18.4%

Shareholding structure

The table below summarizes our shareholding structure as of December 31, 2012.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,299,512,474	74.0%	635,008,233	46.3%	1,934,520,707	61.9%
FAHZ	299,819,590	17.1%	0	0.0%	299,819,590	9.6%
Market	155,649,630	8.9%	736,919,496	53.7%	892,569,126	28.5%
Outstanding	1,754,981,694	100.0%	1,371,927,729	100.0%	3,126,909,423	100.0%
Treasury	483,887		165,539		649,426
TOTAL	1,755,465,581		1,372,093,268		3,127,558,849
Free float BM&FBovespa	152,154,981	8.7%	447,626,426	32.6%	599,781,407	19.2%
Free float NYSE	3,494,649	0.2%	289,293,070	21.1%	292,787,719	9.4%

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 20

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q11	4Q12	FY11	FY12
Profit - Ambev holders	3,032.5	3,720.4	8,641.0	10,508.1
Non-controlling interest	31.7	64.2	78.8	134.5
Income tax expense	941.0	972.6	2,522.0	2,405.1
Profit before taxes	4,005.2	4,757.3	11,241.8	13,047.7
Share of results of associates	(0.3)	(0.4)	(0.5)	(0.5)
Net finance results	91.0	240.2	468.1	812.8
Special items	13.5	14.0	(23.1)	50.4
Normalized EBIT	4,109.4	5,011.1	11,686.3	13,910.4
Depreciation & amortization - total	396.7	500.6	1,454.7	1,768.6
Normalized EBITDA	4,506.1	5,511.6	13,141.1	15,679.0

Revised IAS 19 and 2012 Reference Base

The revised IFRS standard “IAS 19 Employee Benefits” will be effective from January 1, 2013. As of this date, we will present the net pension interest cost as part of the net finance costs. The tables in Annex I (the “2012 Reference Base”) provide the restated figures per division for 2012, as if the revised standard had been effective as from January 1, 2012. The net impact of the revised standard on our 2012 results would have been a decrease in EBITDA of R$ 57.5 million and an increase in net finance costs of R$ 82.0 million, with a net negative impact on profit before income tax of R$ 139.5 million.

In addition, the 2012 Reference Base reflects the transfer of management responsibility for Ecuador and Peru to the Latin America South division, as previously mentioned.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 21

Q4 and FY 2012 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	February 27th, 2013 (Wednesday)

Time:	12:00 (Brasília time) 10:00 (EST)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Home/Login/826

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10023921# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	4Q11	4Q12%		4Q11	4Q12%		4Q11	4Q12%		4Q11	4Q12%		4Q11	4Q12%		4Q11	4Q12%		4Q11	4Q12%
Volumes (000 hl)	24,777	25,501	2.9%	8,677	9,121	5.1%	33,453	34,622	3.5%	10,748	10,407	-3.2%	1,677	2,481	3.1%	2,267	2,190	-2.1%	48,145	49,700	1.7%

R$ million
Net sales	4,881.3	5,570.9	14.1%	892.2	1,028.5	15.3%	5,773.5	6,599.4	14.3%	1,565.7	2,028.5	20.6%	160.1	474.6	1.7%	879.1	1,031.4	-0.4%	8,378.4	10,133.9	13.7%
% of total	58.3%	55.0%		10.6%	10.1%		68.9%	65.1%		18.7%	20.0%		1.9%	4.7%		10.5%	10.2%		100.0%	100.0%
COGS	(1,256.5)	(1,447.8)	15.2%	(357.8)	(396.9)	10.9%	(1,614.3)	(1,844.6)	14.3%	(570.4)	(682.2)	11.3%	(94.0)	(228.0)	46.9%	(258.7)	(301.6)	1.2%	(2,537.4)	(3,056.4)	13.4%
% of total	49.5%	47.4%		14.1%	13.0%		63.6%	60.4%		22.5%	22.3%		3.7%	7.5%		10.2%	9.9%		100.0%	100.0%
Gross profit	3,624.8	4,123.2	13.7%	534.4	631.6	18.2%	4,159.2	4,754.8	14.3%	995.4	1,346.3	25.8%	66.1	246.6	-74.6%	620.4	729.8	-1.0%	5,841.1	7,077.4	13.9%
% of total	62.1%	58.3%		9.1%	8.9%		71.2%	67.2%		17.0%	19.0%		1.1%	3.5%		10.6%	10.3%		100.0%	100.0%
SG&A	(1,234.0)	(1,320.8)	7.0%	(158.2)	(166.5)	5.3%	(1,392.2)	(1,487.4)	6.8%	(300.6)	(372.1)	15.8%	(71.5)	(178.8)	11.2%	(287.9)	(331.8)	-2.1%	(2,052.2)	(2,370.0)	7.0%
% of total	60.1%	55.7%		7.7%	7.0%		67.8%	62.8%		14.6%	15.7%		3.5%	7.5%		14.0%	14.0%		100.0%	100.0%
Other operating income/(expenses)	242.3	251.7	3.9%	67.2	26.9	-59.9%	309.4	278.6	-10.0%	11.0	11.7	-7.7%	(1.1)	2.7	2.1%	1.3	10.7	nm	320.5	303.7	-7.0%
% of total	75.6%	82.9%		21.0%	8.9%		96.5%	91.8%		3.4%	3.8%		-0.4%	0.9%		0.4%	3.5%		100.0%	100.0%
Normalized EBIT	2,633.1	3,054.0	16.0%	443.3	492.0	11.0%	3,076.4	3,546.0	15.3%	705.7	985.9	29.6%	(6.5)	70.4	nm	333.8	408.7	2.5%	4,109.4	5,011.1	15.7%
% of total	64.1%	60.9%		10.8%	9.8%		74.9%	70.8%		17.2%	19.7%		-0.2%	1.4%		8.1%	8.2%		100.0%	100.0%
Normalized EBITDA	2,832.9	3,302.6	16.6%	497.6	553.0	11.1%	3,330.5	3,855.6	15.8%	786.2	1,084.8	28.0%	12.0	117.7	nm	377.4	453.5	0.9%	4,506.1	5,511.6	15.7%
% of total	62.9%	59.9%		11.0%	10.0%		73.9%	70.0%		17.4%	19.7%		0.3%	2.1%		8.4%	8.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-25.7%	-26.0%		-40.1%	-38.6%		-28.0%	-28.0%		-36.4%	-33.6%		-58.7%	-48.0%		-29.4%	-29.2%		-30.3%	-30.2%
Gross profit	74.3%	74.0%		59.9%	61.4%		72.0%	72.0%		63.6%	66.4%		41.3%	52.0%		70.6%	70.8%		69.7%	69.8%
SG&A	-25.3%	-23.7%		-17.7%	-16.2%		-24.1%	-22.5%		-19.2%	-18.3%		-44.7%	-37.7%		-32.8%	-32.2%		-24.5%	-23.4%
Other operating income/(expenses)	5.0%	4.5%		7.5%	2.6%		5.4%	4.2%		0.7%	0.6%		-0.7%	0.6%		0.1%	1.0%		3.8%	3.0%
Normalized EBIT	53.9%	54.8%		49.7%	47.8%		53.3%	53.7%		45.1%	48.6%		-4.1%	14.8%		38.0%	39.6%		49.0%	49.4%
Normalized EBITDA	58.0%	59.3%		55.8%	53.8%		57.7%	58.4%		50.2%	53.5%		7.5%	24.8%		42.9%	44.0%		53.8%	54.4%

Per hectoliter - (R$/hl)
Net sales	197.0	218.5	10.9%	102.8	112.8	9.7%	172.6	190.6	10.4%	145.7	194.9	24.5%	95.5	191.3	18.0%	387.8	471.0	2.8%	174.0	203.9	11.6%
COGS	(50.7)	(56.8)	11.9%	(41.2)	(43.5)	5.5%	(48.3)	(53.3)	10.4%	(53.1)	(65.6)	15.0%	(56.0)	(91.9)	38.7%	(114.1)	(137.7)	2.5%	(52.7)	(61.5)	11.2%
Gross profit	146.3	161.7	10.5%	61.6	69.3	12.4%	124.3	137.3	10.5%	92.6	129.4	30.0%	39.4	99.4	-11.4%	273.7	333.2	2.9%	121.3	142.4	11.8%
SG&A	(49.8)	(51.8)	4.0%	(18.2)	(18.3)	0.1%	(41.6)	(43.0)	3.2%	(28.0)	(35.8)	19.6%	(42.6)	(72.1)	21.7%	(127.0)	(151.5)	0.7%	(42.6)	(47.7)	5.1%
Other operating income/(expenses)	9.8	9.9	0.9%	7.7	3.0	-61.9%	9.2	8.0	-13.0%	1.0	1.1	nm	(0.7)	1.1	nm	0.6	4.9	693.7%	6.7	6.1	-8.6%
Normalized EBIT	106.3	119.8	12.7%	51.1	53.9	5.6%	92.0	102.4	11.4%	65.7	94.7	33.8%	(3.9)	28.4	nm	147.2	186.6	7.5%	85.4	100.8	13.5%
Normalized EBITDA	114.3	129.5	13.3%	57.4	60.6	5.7%	99.6	111.4	11.9%	73.1	104.2	32.2%	7.2	47.4	nm	166.5	207.1	5.6%	93.6	110.9	13.5%

.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 23

Ambev - Segment financial information
Organic Results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex			Operations			Consolidated
	FY11	FY12%		FY11	FY12%		FY11	FY12%		FY11	FY12%		FY11	FY12%		FY11	FY12%		FY11	FY12%
Volumes (000 hl)	84,598	86,692	2.5%	29,363	30,794	4.9%	113,960	117,487	3.1%	34,565	34,292	-0.8%	6,379	8,700	0.2%	10,139	9,361	-0.5%	165,044	169,839	2.0%

R$ million
Net sales	15,667.5	17,598.3	12.3%	2,949.4	3,379.6	14.6%	18,616.9	20,977.8	12.7%	4,488.9	5,886.9	19.9%	515.5	1,335.5	7.7%	3,505.4	4,030.8	1.5%	27,126.7	32,231.0	12.4%
% of total	57.8%	54.6%		10.9%	10.5%		68.6%	65.1%		16.5%	18.3%		1.9%	4.1%		12.9%	12.5%		100.0%	100.0%
COGS	(4,396.9)	(4,825.8)	9.8%	(1,283.2)	(1,414.0)	10.2%	(5,680.2)	(6,239.8)	9.9%	(1,740.8)	(2,196.0)	15.6%	(326.0)	(710.8)	19.2%	(1,046.4)	(1,144.9)	0.0%	(8,793.3)	(10,291.5)	10.2%
% of total	50.0%	46.9%		14.6%	13.7%		64.6%	60.6%		19.8%	21.3%		3.7%	6.9%		11.9%	11.1%		100.0%	100.0%
Gross profit	11,270.6	12,772.5	13.3%	1,666.2	1,965.5	18.0%	12,936.8	14,738.0	13.9%	2,748.1	3,690.8	22.6%	189.4	624.8	-13.9%	2,459.1	2,885.9	2.2%	18,333.4	21,939.5	13.4%
% of total	61.5%	58.2%		9.1%	9.0%		70.6%	67.2%		15.0%	16.8%		1.0%	2.8%		13.4%	13.2%		100.0%	100.0%
SG&A	(4,393.9)	(4,979.1)	13.3%	(612.1)	(710.4)	16.0%	(5,006.1)	(5,689.5)	13.7%	(978.3)	(1,277.2)	19.8%	(270.7)	(569.9)	13.4%	(1,176.5)	(1,356.6)	0.7%	(7,431.5)	(8,893.1)	12.4%
% of total	59.1%	56.0%		8.2%	8.0%		67.4%	64.0%		13.2%	14.4%		3.6%	6.4%		15.8%	15.3%		100.0%	100.0%
Other operating income/(expenses)	607.5	651.4	7.2%	168.8	185.5	9.9%	776.4	836.9	7.8%	2.0	7.3	nm	(3.2)	3.8	37.1%	9.3	15.9	49.5%	784.5	864.0	8.7%
% of total	77.4%	75.4%		21.5%	21.5%		99.0%	96.9%		0.3%	0.8%		-0.4%	0.4%		1.2%	1.8%		100.0%	100.0%
Normalized EBIT	7,484.2	8,444.8	12.8%	1,222.9	1,440.7	17.8%	8,707.1	9,885.5	13.5%	1,771.9	2,421.0	24.2%	(84.4)	58.7	-60.8%	1,291.8	1,545.2	3.8%	11,686.3	13,910.4	13.7%
% of total	64.0%	60.7%		10.5%	10.4%		74.5%	71.1%		15.2%	17.4%		-0.7%	0.4%		11.1%	11.1%		100.0%	100.0%
Normalized EBITDA	8,216.5	9,361.6	13.9%	1,434.4	1,670.2	16.4%	9,650.9	11,031.8	14.3%	2,059.3	2,752.8	21.6%	(24.5)	204.9	-146.6%	1,455.4	1,689.5	0.7%	13,141.1	15,679.0	13.6%
% of total	62.5%	59.7%		10.9%	10.7%		73.4%	70.4%		15.7%	17.6%		-0.2%	1.3%		11.1%	10.8%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.1%	-27.4%		-43.5%	-41.8%		-30.5%	-29.7%		-38.8%	-37.3%		-63.2%	-53.2%		-29.8%	-28.4%		-32.4%	-31.9%
Gross profit	71.9%	72.6%		56.5%	58.2%		69.5%	70.3%		61.2%	62.7%		36.8%	46.8%		70.2%	71.6%		67.6%	68.1%
SG&A	-28.0%	-28.3%		-20.8%	-21.0%		-26.9%	-27.1%		-21.8%	-21.7%		-52.5%	-42.7%		-33.6%	-33.7%		-27.4%	-27.6%
Other operating income/(expenses)	3.9%	3.7%		5.7%	5.5%		4.2%	4.0%		0.0%	0.1%		-0.6%	0.3%		0.3%	0.4%		2.9%	2.7%
Normalized EBIT	47.8%	48.0%		41.5%	42.6%		46.8%	47.1%		39.5%	41.1%		-16.4%	4.4%		36.9%	38.3%		43.1%	43.2%
Normalized EBITDA	52.4%	53.2%		48.6%	49.4%		51.8%	52.6%		45.9%	46.8%		-4.7%	15.3%		41.5%	41.9%		48.4%	48.6%

Per hectoliter - (R$/hl)
Net sales	185.2	203.0	9.6%	100.4	109.7	9.3%	163.4	178.6	9.3%	129.9	171.7	20.8%	80.8	153.5	12.4%	345.7	430.6	8.2%	164.4	189.8	10.1%
COGS	(52.0)	(55.7)	7.1%	(43.7)	(45.9)	5.1%	(49.8)	(53.1)	6.6%	(50.4)	(64.0)	16.5%	(51.1)	(81.7)	20.0%	(103.2)	(122.3)	3.0%	(53.3)	(60.6)	7.9%
Gross profit	133.2	147.3	10.6%	56.7	63.8	12.5%	113.5	125.4	10.5%	79.5	107.6	23.6%	29.7	71.8	-0.8%	242.5	308.3	10.5%	111.1	129.2	11.1%
SG&A	(51.9)	(57.4)	10.6%	(20.8)	(23.1)	10.6%	(43.9)	(48.4)	10.2%	(28.3)	(37.2)	20.8%	(42.4)	(65.5)	16.7%	(116.0)	(144.9)	8.6%	(45.0)	(52.4)	10.1%
Other operating income/(expenses)	7.2	7.5	4.6%	5.8	6.0	4.8%	6.8	7.1	4.6%	0.1	0.2	108.0%	(0.5)	0.4	nm	0.9	1.7	nm	4.8	5.1	6.6%
Normalized EBIT	88.5	97.4	10.1%	41.6	46.8	12.3%	76.4	84.1	10.1%	51.3	70.6	25.2%	(13.2)	6.7	48.7%	127.4	165.1	12.6%	70.8	81.9	11.4%
Normalized EBITDA	97.1	108.0	11.2%	48.9	54.2	11.0%	84.7	93.9	10.9%	59.6	80.3	22.6%	(3.8)	23.6	122.6%	143.5	180.5	9.3%	79.6	92.3	11.3%

.

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 24

CONSOLIDATED BALANCE SHEET	December 2012	December 2011
R$ million
Assets
Current assets
Cash and cash equivalents	8,926.2	8,076.2
Investment securities ( )	476.6	193.4
Trade and other receivables ( )	4,268.2	3,879.7
Inventories	2,466.3	2,238.5
Income tax receivable	114.5	291.3
Assets held for sale	4.1	0.4
	16,255.9	14,679.5
Non-current assets
Investment securities	249.4	242.1
Trade and other receivables	1,855.0	1,232.0
Deferred tax assets	1,418.5	1,447.1
Income tax receivable	12.3	16.3
Employee benefits	25.5	18.5
Investments in associates	24.0	21.7
Property, plant and equipment	11,412.3	9,265.2
Intangible assets	2,935.4	1,763.0
Goodwill	19,971.5	17,454.0
	37,903.8	31,459.9

Total assets	54,159.8	46,139.4

Equity and liabilities
Current liabilities
Trade and other payables	13,570.8	11,288.0
Interest-bearing loans and borrowings	837.8	2,212.1
Bank overdrafts	0.1	12.3
Income tax and social contribution payable	972.6	793.9
Provisions	137.5	101.6
	15,518.7	14,407.9
Non-current liabilities
Trade and other payables	3,064.0	1,196.6
Interest-bearing loans and borrowings	2,306.0	1,890.2
Deferred tax liabilities	1,048.3	734.5
Provisions	518.1	478.4
Employee benefits	1,780.9	1,603.0
	8,717.3	5,902.7

Total liabilities	24,236.0	20,310.6

Equity
Issued capital	12,187.3	8,303.9
Reserves	16,676.4	17,307.4
Equity attributable to equity holders of Ambev	28,863.7	25,611.3
Non-controlling interests	1,060.1	217.5
Total Equity	29,923.8	25,828.8

Total equity and liabilities	54,159.8	46,139.4

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 25

CONSOLIDATED STATEMENT OF OPERATIONS	4Q12	4Q11	FY12	FY11
R$ million

Net sales	10,133.9	8,378.4	32,231.0	27,126.7
Cost of sales	(3,056.4)	(2,537.4)	(10,291.5)	(8,793.3)
Gross profit	7,077.4	5,841.1	21,939.5	18,333.4

Sales and marketing expenses	(1,975.0)	(1,682.3)	(7,346.6)	(6,251.0)
Administrative expenses	(395.1)	(369.9)	(1,546.5)	(1,180.6)
Other operating income/(expenses)	303.7	320.5	864.0	784.5

Normalized EBIT	5,011.1	4,109.4	13,910.4	11,686.3

Special items	(14.0)	(13.5)	(50.4)	23.1

Income from operations (EBIT)	4,997.1	4,095.9	13,860.0	11,709.4

Net finance results	(240.2)	(91.0)	(812.8)	(468.1)
Share of results of associates	0.4	0.3	0.5	0.5

Profit before income tax	4,757.3	4,005.2	13,047.7	11,241.8

Income tax expense	(972.6)	(941.0)	(2,405.1)	(2,522.0)

Profit	3,784.6	3,064.2	10,642.6	8,719.8
Attributable to:	-	-	-	-
Equity holders of Ambev	3,720.4	3,032.5	10,508.1	8,641.0
Non-controlling interest	64.2	31.7	134.5	78.8

Nº of basic shares outstanding	3,126.9	3,117.1	3,122.9	3,111.4
Nº of diluted shares outstanding	3,143.3	3,129.7	3,137.3	3,124.0

Basic earnings per share (preferred)	1.25	1.03	3.55	2.93
Basic earnings per share (common)	1.14	0.93	3.22	2.66
Diluted earnings per share (preferred)	1.25	1.03	3.53	2.91
Diluted earnings per share (common)	1.13	0.92	3.21	2.65

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Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q12	4Q11	FY12	FY11

R$ million
Cash Flows from Operating Activities
Profit	3,784.6	3,064.2	10,642.6	8,719.8
Depreciation, amortization and impairment	500.6	396.8	1,768.6	1,454.7
Impairment losses on receivables and inventories	17.6	20.0	127.0	72.8
Additions/(reversals) in provisions and employee benefits	3.0	(18.2)	113.9	40.2
Net finance cost	240.2	91.0	812.8	468.1
Other non-cash items included in the profit	(72.0)	(70.2)	(223.0)	(148.8)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(29.4)	(17.3)	(36.8)	(23.8)
Loss/(gain) on assets held for sale	0.0	7.7	3.7	(36.4)
Equity-settled share-based payment expense	38.6	36.9	144.6	122.3
Income tax expense	972.6	941.0	2,405.1	2,522.0
Share of result of associates	(0.4)	(0.3)	(0.5)	(0.5)
Cash flow from operating activities before changes in working capital and use of provisions	5,455.6	4,451.5	15,758.0	13,190.4
Decrease/(increase) in trade and other receivables	76.3	(364.6)	(338.5)	(421.9)
Decrease/(increase) in inventories	(5.9)	(245.5)	(196.2)	(289.8)
Increase/(decrease) in trade and other payables	1,875.5	1,950.3	550.9	1,307.1
Cash generated from operations	7,401.4	5,791.9	15,774.2	13,785.8
Interest paid	(208.7)	(165.3)	(486.4)	(414.2)
Interest received	84.2	288.4	445.3	445.1
Income tax paid	(113.9)	65.8	(1,604.4)	(1,209.9)
Cash flow from operating activities	7,163.0	5,980.8	14,128.6	12,606.8
Proceeds from sale of property, plant, equipment and intangible assets	82.9	48.6	122.8	71.6
Acquisition of property, plant, equipment and intangible assets	(1,054.6)	(726.1)	(3,014.0)	(3,200.2)
Acquisition of subsidiaries, net of cash acquired	(24.0)	-	(2,537.0)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	143.2	428.1	(272.4)	870.2
Net proceeds/(acquisition) of other assets	(0.2)	18.8	(16.6)	55.0
Cash flow used in investing activities	(852.8)	(230.5)	(5,717.3)	(2,203.4)
Capital increase	10.4	5.1	210.1	220.9
Increase/(decrease) in capital in subsidiaries / non-controlling	-	2.3	-	(10.2)
Proceeds from borrowings	341.5	837.4	1,470.2	1,555.6
Proceeds/repurchase of treasury shares	(10.1)	(1.1)	(30.4)	(31.1)
Repayment of borrowings	(290.8)	(2,129.8)	(3,198.5)	(4,223.0)
Cash net finance costs other than interests	(196.0)	(161.8)	(645.5)	(681.7)
Payment of finance lease liabilities	(3.1)	(3.0)	(8.1)	(7.1)
Dividends (paid)/received	(1,651.8)	(2,344.7)	(5,450.1)	(5,475.4)
Cash flow used in financing activities	(1,799.9)	(3,795.5)	(7,652.2)	(8,652.0)
Net increase/(decrease) in cash and cash equivalents	4,510.3	1,954.7	759.0	1,751.4
Cash and cash equivalents less bank overdrafts at beginning of period	(11,596.8)	5,956.9	8,063.9	5,908.3
Effect of exchange rate fluctuations	(114.5)	152.3	103.1	404.2
Cash and cash equivalents less bank overdrafts at end of period	(7,200.9)	8,063.9	8,926.0	8,063.9

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 27

ANNEX I – 2012 REFERENCE BASE

Consolidated income statement	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Net revenue	7,235.7	6,825.4	8,036.0	10,133.9	32,231.0
Cost of goods sold (COGS)	(2,312.4)	(2,300.0)	(2,621.5)	(3,055.9)	(10,289.7)
Gross profit	4,923.3	4,525.4	5,414.6	7,078.0	21,941.3
Selling, general and administrative (SG&A)	(2,065.7)	(2,161.5)	(2,340.1)	(2,385.1)	(8,952.4)
Other operating income	139.2	169.3	251.9	303.7	864.0
Normalized operating income (normalized EBIT)	2,996.8	2,533.2	3,326.3	4,996.6	13,852.9
Special items above EBIT	-	(26.8)	(9.6)	(14.0)	(50.4)
Net finance results	(82.6)	(185.8)	(366.8)	(259.5)	(894.8)
Share of results of associates	0.4	(0.3)	0.0	0.4	0.5
Profit before income tax	2,914.5	2,320.3	2,949.9	4,723.5	12,908.2

Normalized EBITDA	3,375.9	2,961.1	3,787.4	5,497.1	15,621.5

Ambev results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	42,230.4	37,378.5	40,530.2	49,700.3	169,839.4
Net revenue	7,235.7	6,825.4	8,036.0	10,133.9	32,231.0
Net revenue/hl	171.3	182.6	198.3	203.9	189.8
COGS	(2,312.4)	(2,300.0)	(2,621.5)	(3,055.9)	(10,289.7)
COGS/hl	(54.8)	(61.5)	(64.7)	(61.5)	(60.6)
Gross profit	4,923.3	4,525.4	5,414.6	7,078.0	21,941.3
Gross margin	68.0%	66.3%	67.4%	69.8%	68.1%
SG&A excl. deprec.&amort.	(1,917.1)	(2,018.5)	(2,175.2)	(2,225.1)	(8,335.9)
SG&A deprec.&amort.	(148.7)	(143.0)	(164.9)	(160.0)	(616.5)
SG&A total	(2,065.7)	(2,161.5)	(2,340.1)	(2,385.1)	(8,952.4)
Other operating income	139.2	169.3	251.9	303.7	864.0
Normalized EBIT	2,996.8	2,533.2	3,326.3	4,996.6	13,852.9
Normalized EBIT margin	41.4%	37.1%	41.4%	49.3%	43.0%
Normalized EBITDA	3,375.9	2,961.1	3,787.4	5,497.1	15,621.5
Normalized EBITDA margin	46.7%	43.4%	47.1%	54.2%	48.5%

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 28

LAN results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	29,410.8	27,135.0	29,673.8	36,162.6	122,382.2
Net revenue	4,965.9	4,560.0	5,447.3	6,976.4	21,949.5
Net revenue/hl	168.8	168.0	183.6	192.9	179.4
COGS	(1,514.8)	(1,475.7)	(1,709.7)	(1,995.4)	(6,695.7)
COGS/hl	(51.5)	(54.4)	(57.6)	(55.2)	(54.7)
Gross profit	3,451.1	3,084.2	3,737.6	4,980.9	15,253.8
Gross margin	69.5%	67.6%	68.6%	71.4%	69.5%
SG&A excl. deprec.&amort.	(1,310.1)	(1,346.6)	(1,498.1)	(1,511.0)	(5,665.7)
SG&A deprec.&amort.	(113.9)	(110.2)	(121.1)	(125.6)	(470.8)
SG&A total	(1,424.0)	(1,456.8)	(1,619.2)	(1,636.5)	(6,136.5)
Other operating income	147.0	169.8	242.6	281.1	840.6
Normalized EBIT	2,174.1	1,797.2	2,361.0	3,625.5	9,957.9
Normalized EBIT margin	43.8%	39.4%	43.3%	52.0%	45.4%
Normalized EBITDA	2,443.6	2,101.8	2,694.3	3,971.0	11,210.7
Normalized EBITDA margin	49.2%	46.1%	49.5%	56.9%	51.1%

Ambev Brazil results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	28,845.1	25,935.6	28,083.8	34,622.1	117,486.6
Net revenue	4,906.3	4,340.9	5,131.2	6,599.4	20,977.8
Net revenue/hl	170.1	167.4	182.7	190.6	178.6
COGS	(1,477.6)	(1,357.5)	(1,560.0)	(1,844.6)	(6,239.8)
COGS/hl	(51.2)	(52.3)	(55.5)	(53.3)	(53.1)
Gross profit	3,428.7	2,983.4	3,571.1	4,754.8	14,738.0
Gross margin	69.9%	68.7%	69.6%	72.0%	70.3%
SG&A excl. deprec.&amort.	(1,269.7)	(1,265.4)	(1,388.1)	(1,388.6)	(5,311.7)
SG&A deprec.&amort.	(107.5)	(103.9)	(109.6)	(112.9)	(433.9)
SG&A total	(1,377.2)	(1,369.3)	(1,497.7)	(1,501.4)	(5,745.6)
Other operating income	148.0	167.5	242.8	278.6	836.9
Normalized EBIT	2,199.5	1,781.6	2,316.3	3,532.0	9,829.4
Normalized EBIT margin	44.8%	41.0%	45.1%	53.5%	46.9%
Normalized EBITDA	2,460.5	2,061.5	2,612.1	3,841.6	10,975.7
Normalized EBITDA margin	50.1%	47.5%	50.9%	58.2%	52.3%

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 29

Beer Brazil results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	21,585.0	18,946.0	20,659.8	25,501.3	86,692.2
Net revenue	4,133.6	3,594.4	4,299.3	5,570.9	17,598.3
Net revenue/hl	191.5	189.7	208.1	218.5	203.0
COGS	(1,123.9)	(1,042.7)	(1,211.4)	(1,447.8)	(4,825.8)
COGS/hl	(52.1)	(55.0)	(58.6)	(56.8)	(55.7)
Gross profit	3,009.7	2,551.8	3,087.9	4,123.2	12,772.5
Gross margin	72.8%	71.0%	71.8%	74.0%	72.6%
SG&A excl. deprec.&amort.	(1,115.4)	(1,119.9)	(1,214.5)	(1,247.2)	(4,696.9)
SG&A deprec.&amort.	(82.0)	(78.6)	(83.3)	(85.7)	(329.6)
SG&A total	(1,197.3)	(1,198.5)	(1,297.8)	(1,332.8)	(5,026.5)
Other operating income	117.0	124.3	158.4	251.7	651.4
Normalized EBIT	1,929.3	1,477.6	1,948.5	3,042.0	8,397.4
Normalized EBIT margin	46.7%	41.1%	45.3%	54.6%	47.7%
Normalized EBITDA	2,135.5	1,700.5	2,187.6	3,290.6	9,314.2
Normalized EBITDA margin	51.7%	47.3%	50.9%	59.1%	52.9%

CSD&Nanc Brazil results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	7,260.1	6,989.6	7,423.9	9,120.8	30,794.4
Net revenue	772.7	746.5	831.9	1,028.5	3,379.6
Net revenue/hl	106.4	106.8	112.1	112.8	109.7
COGS	(353.7)	(314.8)	(348.6)	(396.9)	(1,414.0)
COGS/hl	(48.7)	(45.0)	(47.0)	(43.5)	(45.9)
Gross profit	419.0	431.6	483.2	631.6	1,965.5
Gross margin	54.2%	57.8%	58.1%	61.4%	58.2%
SG&A excl. deprec.&amort.	(154.4)	(145.4)	(173.6)	(141.4)	(614.8)
SG&A deprec.&amort.	(25.5)	(25.3)	(26.3)	(27.2)	(104.3)
SG&A total	(179.9)	(170.7)	(199.9)	(168.6)	(719.1)
Other operating income	31.0	43.2	84.4	26.9	185.5
Normalized EBIT	270.1	304.0	367.8	490.0	1,431.9
Normalized EBIT margin	35.0%	40.7%	44.2%	47.6%	42.4%
Normalized EBITDA	324.9	361.0	424.5	551.0	1,661.5
Normalized EBITDA margin	42.1%	48.4%	51.0%	53.6%	49.2%

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 30

HILA-Ex results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume total ('000 hl)	565.7	1,199.3	1,590.0	1,540.5	4,895.6
Beer volume ('000 hl)	322.9	913.8	1,194.0	1,254.4	3,685.2
CSD volume ('000 hl)	242.8	285.5	396.0	286.1	1,210.3
Net revenue	59.5	219.1	316.1	376.9	971.7
Net revenue/hl	105.2	182.7	198.8	244.7	198.5
COGS	(37.2)	(118.2)	(149.7)	(150.8)	(455.9)
COGS/hl	(65.7)	(98.6)	(94.1)	(97.9)	(93.1)
Gross profit	22.4	100.8	166.4	226.1	515.8
Gross margin	37.6%	46.0%	52.6%	60.0%	53.1%
SG&A excl. deprec.&amort.	(40.4)	(81.2)	(110.0)	(122.4)	(354.0)
SG&A deprec.&amort.	(6.4)	(6.3)	(11.5)	(12.7)	(37.0)
SG&A total	(46.8)	(87.6)	(121.5)	(135.1)	(391.0)
Other operating income/expenses	(0.9)	2.3	(0.2)	2.5	3.7
Normalized EBIT	(25.4)	15.6	44.8	93.6	128.5
Normalized EBIT margin	-42.6%	7.1%	14.2%	24.8%	13.2%
Normalized EBITDA	(16.9)	40.3	82.2	129.4	235.1
Normalized EBITDA margin	-28.4%	18.4%	26.0%	34.3%	24.2%

LAS results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	10,945.3	7,611.3	8,192.2	11,347.7	38,096.5
Net revenue	1,540.8	1,165.2	1,418.6	2,126.2	6,250.7
Net revenue/hl	140.8	153.1	173.2	187.4	164.1
COGS	(590.7)	(520.4)	(579.5)	(759.1)	(2,449.7)
COGS/hl	(54.0)	(68.4)	(70.7)	(66.9)	(64.3)
Gross profit	950.2	644.8	839.1	1,367.1	3,801.1
Gross margin	61.7%	55.3%	59.1%	64.3%	60.8%
SG&A excl. deprec.&amort.	(315.2)	(298.7)	(346.9)	(394.7)	(1,355.4)
SG&A deprec.&amort.	(24.6)	(22.1)	(30.8)	(20.2)	(97.7)
SG&A total	(339.7)	(320.8)	(377.7)	(414.9)	(1,453.1)
Other operating income/expenses	(8.0)	(4.9)	8.5	11.8	7.4
Normalized EBIT	602.4	319.1	469.9	964.0	2,355.5
Normalized EBIT margin	39.1%	27.4%	33.1%	45.3%	37.7%
Normalized EBITDA	684.6	408.7	559.3	1,074.3	2,727.0
Normalized EBITDA margin	44.4%	35.1%	39.4%	50.5%	43.6%

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 31

LAS Beer	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	6,473.6	4,368.1	4,853.7	7,045.1	22,740.4
Net revenue	1,079.3	810.6	1,008.1	1,570.2	4,468.2
Net revenue/hl	166.7	185.6	207.7	222.9	196.5
COGS	(311.6)	(287.9)	(330.8)	(437.2)	(1,367.5)
COGS/hl	(48.1)	(65.9)	(68.2)	(62.1)	(60.1)
Gross profit	767.7	522.8	677.2	1,133.0	3,100.7
Gross margin	71.1%	64.5%	67.2%	72.2%	69.4%
SG&A excl. deprec.&amort.	(212.0)	(200.1)	(230.3)	(266.5)	(908.9)
SG&A deprec.&amort.	(13.0)	(13.0)	(17.5)	(12.1)	(55.5)
SG&A total	(225.0)	(213.1)	(247.7)	(278.6)	(964.4)
Other operating income/expenses	(7.7)	(6.9)	6.7	17.4	9.6
Normalized EBIT	535.1	302.7	436.3	871.9	2,146.0
Normalized EBIT margin	49.6%	37.3%	43.3%	55.5%	48.0%
Normalized EBITDA	597.2	371.2	505.7	957.4	2,431.5
Normalized EBITDA margin	55.3%	45.8%	50.2%	61.0%	54.4%

LAS CSD&Nanc	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	4,471.7	3,243.2	3,338.5	4,302.7	15,356.1
Net revenue	461.6	354.5	410.5	556.0	1,782.5
Net revenue/hl	103.2	109.3	123.0	129.2	116.1
COGS	(279.1)	(232.5)	(248.7)	(321.9)	(1,082.2)
COGS/hl	(62.4)	(71.7)	(74.5)	(74.8)	(70.5)
Gross profit	182.4	122.0	161.8	234.1	700.3
Gross margin	39.5%	34.4%	39.4%	42.1%	39.3%
SG&A excl. deprec.&amort.	(103.1)	(98.6)	(116.6)	(128.2)	(446.5)
SG&A deprec.&amort.	(11.6)	(9.1)	(13.3)	(8.1)	(42.2)
SG&A total	(114.8)	(107.7)	(130.0)	(136.3)	(488.7)
Other operating income/expenses	(0.3)	2.0	1.8	(5.6)	(2.2)
Normalized EBIT	67.3	16.3	33.7	92.1	209.5
Normalized EBIT margin	14.6%	4.6%	8.2%	16.6%	11.8%
Normalized EBITDA	87.5	37.5	53.6	117.0	295.5
Normalized EBITDA margin	18.9%	10.6%	13.1%	21.0%	16.6%

Fourth Quarter and Full Year 2012 Results February 27, 2013 Page 32

Canada results	1Q12	2Q12	3Q12	4Q12	2012
	Reference	Reference	Reference	Reference	Reference
R$ million	Base	Base	Base	Base	Base
Volume ('000 hl)	1,874.4	2,632.2	2,664.2	2,190.0	9,360.7
Net revenue	729.0	1,100.3	1,170.1	1,031.4	4,030.8
Net revenue/hl	388.9	418.0	439.2	471.0	430.6
COGS	(206.9)	(303.9)	(332.2)	(301.4)	(1,144.4)
COGS/hl	(110.4)	(115.4)	(124.7)	(137.6)	(122.3)
Gross profit	522.1	796.4	837.9	730.0	2,886.4
Gross margin	71.6%	72.4%	71.6%	70.8%	71.6%
SG&A excl. deprec.&amort.	(291.8)	(373.3)	(330.3)	(319.4)	(1,314.8)
SG&A deprec.&amort.	(10.2)	(10.6)	(13.0)	(14.2)	(48.0)
SG&A total	(302.0)	(383.9)	(343.2)	(333.7)	(1,362.8)
Other operating income/expenses	0.2	4.4	0.7	10.7	15.9
Normalized EBIT	220.3	416.9	495.4	407.0	1,539.6
Normalized EBIT margin	30.2%	37.9%	42.3%	39.5%	38.2%
Normalized EBITDA	247.7	450.6	533.8	451.8	1,683.8
Normalized EBITDA margin	34.0%	40.9%	45.6%	43.8%	41.8%

Additional Information for U.S. Holders:

This report is for informational purposes only and is not an offer to purchase or sell any securities.

Unless an exemption from registration with the Securities and Exchange Commission (“SEC”) is available, the distribution of shares and ADSs of InBev Participações Societárias S.A. (“InBev”) to U.S. holders of shares and ADSs of Companhia de Bebidas das Américas - Ambev (“Ambev”) will be made only pursuant to an effective SEC registration statement that InBev intends to file with the SEC.

We urge investors to carefully read the SEC registration statement and other documents pertaining to the proposed stock swap merger when they become available, as they will contain important information about the transaction. These documents will be available to investors free of charge on the SEC’s website at www.sec.gov  or from Ambev.